May 23, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

RE:	Strategic Education, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2024
Filed February 27, 2025
File No. 000-21039

Dear Mr. Rhodes and Ms. Li:

On behalf of Strategic Education, Inc. (“SEI” or the “Company”), we respectfully submit below SEI’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated May 14, 2025, and SEI’s proposed compliance with such comments in future filings. For your convenience, we have set forth below the Staff’s comment in italics, followed by SEI’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2024
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 66

1.It appears you do not include any non-GAAP adjustments in your adjusted revenue reconciliation. As such, please remove the revenues line item from your reconciliation of reported to adjusted results of operations. Refer Question 102.10(c) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

We acknowledge the Staff’s comment and undertake that in future filings, commencing with the Q2 2025 Form 10-Q and earnings release, we will exclude any line items that do not have a corresponding non-GAAP adjustment for the periods presented.

2.Please revise your reconciliation of the adjusted results of operations on a constant currency basis on page 68 to begin with the most comparable GAAP measures. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10(b) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

We acknowledge the Staff’s comment and undertake that in future filings, commencing with the Q2 2025 Form 10-Q and earnings release, we will revise our reconciliation of adjusted results of operations on a constant currency basis to begin with the most comparable GAAP measures.

* * *

Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at 703-713-1862. Thank you.

Very truly yours,

/s/ Daniel W. Jackson
Daniel W. Jackson
Executive Vice President and Chief Financial Officer